Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

Megan H. Koehler

January 10, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for Thornburg Investment Trust

Ladies and Gentlemen:

In accordance with Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), we enclose for filing the following items:

1.	A copy of the amendment to the Thornburg Investment Trust’s current fidelity bond to add the Thornburg ETF Trust as a joint insured thereunder; and

2.	A copy of the joint fidelity bond agreement concerning recoveries under the joint fidelity bond.

3.	A secretary’s certificate certifying the resolutions adopted by the Trustees of Thornburg Investment Trust and Thornburg ETF Trust (each, a “Trust” and, collectively, the “Trusts”), including those Trustees who are not “interested persons” (as defined in the 1940 Act), approving the amount, type, form and coverage of the joint fidelity bond for the Trusts and the portion of the premium for the joint fidelity bond to be paid by each Trust; and

If the Thornburg Investment Trust had not been named a co-insured under the Trusts’ joint fidelity bond, it would have maintained a single insured bond in the amount of $2,500,000 as required under paragraph (d) of the Rule. The additional premium of $1,255.00 for the joint fidelity bond will be paid for the period commencing December 23, 2024 and ending September 30, 2025 with a limit of liability of $3,500,000. The Thornburg Investment Trust is allocated to pay 99.92% ($1,253.94) of this premium.

We appreciate the staff’s time and attention to our filings. Please contact me or Daniel April with any questions.

Sincerely,

/s/ Megan H. Koehler

Megan H. Koehler

Enclosures: Listed Above

460 St. Michael’s Drive	E-mail: mkoehler@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 108
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

PREMIUM BILL

Date: December 27, 2024

Insured:	THORNBURG INVESTMENT TRUST

Producer:	WILLIS TOWERS WATSON NORTHEAST INC 200 LIBERTY STREET

NEW YORK, NY 10281-0000

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J06041413

Policy Period:	09-30-2024 to 09-30-2025

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06041413

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	12-23-2024	$1,255.00

TOTAL POLICY PREMIUM	$1,255.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

AMEND ITEM 2 ENDORSEMENT

Named Assured				Endorsement Number
THORNBURG INVESTMENT TRUST				5
Bond Number	Bond Period			Effective Date of Endorsement
J06041413	09-30-2024	to	09-30-2025	December 23, 2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is deleted and restated as follows:

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause		Single Loss Limit Of Liability	Deductible Amount

1.	Dishonesty	$ 3,500,000	$ 0
2.	On Premises	$ 3,500,000	$ 50,000
3.	In Transit	$ 3,500,000	$ 50,000
4.	Forgery Or Alteration	$ 3,500,000	$ 50,000
5.	Extended Forgery	$ 3,500,000	$ 50,000
6.	Counterfeit Money	$ 3,500,000	$ 50,000
7.	Computer System Fraud	$ 3,500,000	$ 50,000
8.	Claims Expense	$ 25,000	$ 5,000
9.	Audit Expense	$ 25,000	$ 5,000
10.	Uncollected Items Of Deposit	$ 3,500,000	$ 50,000
11.	Voice Initiated Funds Transfer Instruction	$ 3,500,000	$ 50,000

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52910 (08/21)

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured				Endorsement Number
THORNBURG INVESTMENT TRUST				2
Bond Number	Bond Period			Effective Date of Endorsement
J06041413	09-30-2024	to	09-30-2025	December 23, 2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$ 3,500,000	$ 50,000

(2)	The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon a Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

c.	a financial institution acting on behalf of such Customer with authority to make such instructions, but which Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.	sender of the Transfer Instruction must have authenticated such Transfer Instruction with the Customer’s authentication credentials or mechanism;

ii.	Employee acting on the Transfer Instruction must obtain Verification prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.	Assured shall assert any available claims, offsets, or defenses against such Customer, any financial institution, or any other party to the transaction.

(3)	The Definition of Customer is deleted and replaced with the following:

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction or a Transfer Instruction.

PF-52913 (08/21)

(4)	The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any Voice Initiated Funds Transfer Instruction, which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

a.	transmitted to the Assured via:

i.	any electronic instruction, including an e-mail, that is delivered through an Electronic Communication System and that is capable of retention by the recipient at the time of receipt;

ii.	telex, or Telefacsimile instruction; or

iii.	automated telephone system; and

b.	received by an Employee specifically authorized by the Assured to receive and act upon such instructions.

Verification means an Employee:

a.	attempted to verify the authenticity of such Transfer Instruction by communicating with the Customer, or natural person purporting to be the Customer via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b.	contemporaneously documented the use of the Customer’s authentication credentials or mechanism.

(5)	Exclusion 2.a. is deleted and replaced with the following:

a.	the acts of an Employee, except for loss covered under:

i.	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

ii.	Insuring Clause 11 or 14;

(6)	The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any Transfer Instruction from a:

a.	Customer; or

b.	natural person with authorized access to the Customer’s authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52913 (08/21)

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
THORNBURG INVESTMENT TRUST				6
Bond Number	Bond Period			Effective Date of Endorsement
J06041413	09-30-2024	to	09-30-2025	12-23-2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

Thornburg ETF Trust

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (08/21)

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured				Endorsement Number
THORNBURG INVESTMENT TRUST				3
Bond Number	Bond Period			Effective Date of Endorsement
J06041413	09-30-2024	to	09-30-2025	December 23, 2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$ 3,500,000	$ 5,000

(2)	The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a.	complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b.	refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3)	The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a.	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b.	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c.	discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52917 (08/21)

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured				Endorsement Number
THORNBURG INVESTMENT TRUST				4
Bond Number	Bond Period			Effective Date of Endorsement
J06041413	09-30-2024	to	09-30-2025	12-23-2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)	Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$ 3,500,000	$ 5,000

(2)	The following Insuring Clause is added:

Unauthorized Signature Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52918 (08/21)

FIDELITY BOND AGREEMENT

This Fidelity Bond Agreement (the “Agreement”), dated January 2nd , 2025, is entered into by and among each series of Thornburg Investment Trust (“Investment Trust” and the series of Investment Trust, including any future series of Investment Trust, the “Mutual Funds”) and each series of Thornburg ETF Trust (the “ETF Trust” and the series of ETF Trust, including any future series of ETF Trust, the “ETFs”) (the Investment Trust and ETF Trust are collectively referred to herein as the “Trusts” and the Mutual Funds and ETFs are collectively referred to herein as the “Funds”). A list of the current Funds as of the date of this Agreement is specified in Schedule A, which schedule may be amended from time and time.

WITNESSETH:

WHEREAS, each Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.       Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the “Bond”). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time. For the avoidance of any doubt, any future Fund that is an insured under the Bond shall also automatically be considered named insureds under this Agreement and subject to the terms and conditions of this Agreement.

2.       Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.       Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on January 2nd, 2025.

Thornburg Investment Trust, on behalf of the Mutual Funds

By:	/s/ Curtis Holloway
	Name:	Curtis Holloway
	Title:	CFO & Treasurer

Thornburg ETF Trust, on behalf of the ETFs

By:	/s/ Curtis Holloway
	Name:	Curtis Holloway
	Title:	CFO & Treasurer

SCHEDULE A

As of January 2, 2025

Thornburg Investment Trust

Thornburg Better World International Fund
Thornburg California Limited Term Municipal Fund
Thornburg Capital Management Fund
Thornburg Core Plus Bond Fund
Thornburg Developing World Fund
Thornburg Emerging Markets Managed Account Fund
Thornburg Global Opportunities Fund
Thornburg Intermediate Municipal Fund
Thornburg International Equity Fund
Thornburg International Growth Fund
Thornburg Investment Income Builder Fund
Thornburg Limited Income Fund
Thornburg Limited Term Municipal Fund
Thornburg Limited Term U.S. Government Fund
Thornburg Ultra Short Income Fund
Thornburg Short Duration Municipal Fund
Thornburg Municipal Managed Account Fund
Thornburg New Mexico Intermediate Municipal Fund
Thornburg New York Intermediate Municipal Fund
Thornburg Small/Mid Cap Core Fund
Thornburg Small/Mid Cap Growth Fund
Thornburg Strategic Income Fund
Thornburg Strategic Municipal Income Fund
Thornburg Summit Fund

Thornburg ETF Trust

Thornburg Core Plus Bond ETF
Thornburg Multi Sector Bond ETF
Thornburg International Equity ETF
Thornburg International Growth ETF

SCHEDULE B

As of January 2, 2025

Federal Insurance Company (Chubb)

THORNBURG INVESTMENT TRUST

THORNBURG ETF TRUST

Secretary’s Certificate

I, Geoff Black, being the duly appointed Secretary of Thornburg Investment Trust and Thornburg ETF Trust (each, a “Trust” and, collectively, the “Trusts”), both Massachusetts business trusts, do hereby certify that the following is a true and correct copy of the resolutions unanimously approved by the Boards of Trustees of the Trusts (each, a “Board”, and collectively, the “Boards”), including those Trustees who are not interested persons of the Trust, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), at a joint meeting of the Boards held on December 11, 2024, at which meeting a quorum was at all times present and acting. I do hereby also certify that such resolutions have not been rescinded, amended or modified and on the date hereof are in full force and effect:

Approval of Fidelity Bond and Related Joint Insurance Agreement

VOTED: That $3.5 million is determined to be a reasonable amount of fidelity bond coverage to be maintained by the Trusts in accordance with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder;

VOTED: That the proposed fidelity bond agreement, in substantially the form presented to the Boards, is approved by each Board, including by a majority of each Board’s Independent Trustees, and any officer of each Trust is authorized to execute and deliver the fidelity bond agreement on behalf of each Trust in such form, with such changes therein as may be approved by such officer as being deemed necessary or advisable upon advice of counsel to each Trust, such approval to be evidenced by the officer’s execution thereof;

VOTED: That each of the President, any Vice President, the Secretary or any Assistant Secretary be, and hereby is, authorized to execute and deliver any documents, including the fidelity bond agreement, as may be necessary to effect the joint fidelity bond coverage contemplated hereby;

VOTED: That the proposed portion of the premium for the fidelity bond allocated to each Trust, based on each of the insureds’ proportionate share of the premiums that would have been paid if the coverage of the fidelity bond were purchased separately by the respective insureds, is fair and reasonable, and is approved; and

VOTED: That the Secretary of each Trust is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 10th day of January, 2025.

/s/ Geoff Black
Geoff Black
Secretary of Thornburg Investment Trust and Thornburg ETF Trust